Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2 Date of Material Change

April 1, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on April 1, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

April 1, 2025

SCHEDULE “A”

DIGIPOWER REPORTS 115% QUARTERLY REVENUE GROWTH IN Q1 2025,
MAINTAINS DEBT-FREE OPERATIONS AND STRENGTHENS CASH POSITION

Miami, FL – April 1, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company that develops cutting-edge data centers, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the first quarter ended March 31, 2025, combined with an operations update. The Company delivered significant revenue growth, maintained a strong balance sheet, and continued to execute on its capital investment strategy — all while remaining long-term debt free. All monetary references are expressed in USD unless otherwise indicated.

“Our first quarter performance underscores the strength of our integrated model — combining mining, energy sales, and data infrastructure,” said Michel Amar, CEO of Digi Power X. “We have positioned ourselves to scale quickly, responsibly, and without leverage, which is increasingly rare in this space. With a healthy balance sheet, zero long-term debt, and triple-digit revenue growth in the previous financial year, we believe the Company is well-positioned for the quarters ahead.”

First Quarter 2025 Highlights

●	The Company’s total aggregate Q1 2025 revenue of approximately $12.1 million (based on a BTC price of $83,500 as of March 31, 2025, per CoinMarketCap) represents an increase in quarterly revenue of approximately 115% from total aggregate Q4 2024 revenue of $5.63 million (based on a BTC price of $93,429 as of December 31, 2024, per CoinMarketCap);

●	Revenue from digital currency mining of approximately $9.1 million (based on a BTC price of $83,500 as of March 31, 2025, per CoinMarketCap) reported for the three-month period ended March 31, 2025, compared to $5.1 million (based on a BTC price of $93,429 as of December 31, 2024, per CoinMarketCap) for the three-month period ended December 31, 2024, an increase of approximately 78%;

●	The Company earned revenue from the sale of energy of approximately $3.0 million during the three-month period ended March 31, 2025, compared to $0.56 million for the three-month period ended December 31 2024, an increase of approximately 436%;

●	The split of revenues for the quarter, being approximately 75% from mining and 25% from energy sales, highlights the Company’s commitment to diversifying its revenue mix across synergistic verticals;

●	On a quarter-over-quarter basis, the Company’s cash, BTC and cash deposits totaled approximately $10.3 million as of March 31, 2025, as compared to $10.0 million on December 31, 2024 (based on a BTC price of $83,500 as of March 31, 2025, and $93,429 as of December 31, 2024, per CoinMarketCap);

●	On a month-over-month basis, the Company held cash, BTC and cash deposits of approximately $10.3 million as of March 31, 2025, as compared to $10.1 million on February 28, 2025 (based on a BTC price of $83,500 as of March 31, 2025, and $84,373 as of February 28, 2025, per CoinMarketCap);

●	The Company expended approximately $4.1 million in Q1 2025 on capital expenditures, mining infrastructure support equipment, deposits and required payments to ensure carbon compliance. This continued significant investment underscores the Company’s commitment to long-term growth while maintaining a disciplined approach to capital allocation, prioritizing self-funding to minimize equity dilution for shareholders when possible, while still retaining a clean balance sheet with zero long-term debt to bolster the Company’s flexible capital deployment strategies;

●	Digi Power X continues to operate with zero long-term debt, supporting its capital flexibility and commitment to self-funding. The company maintains a disciplined capital strategy, avoiding dilution where possible while retaining the ability to scale aggressively.

Operations Update

The Company currently operates with approximately 100MW of available power across its three sites and is working towards expansion to 200MW and beyond. The Company plans to fuel this growth using its existing asset portfolio, combined with strategic expansion through targeted acquisitions.

Tier III HPC Data Center Update

Earlier this quarter, the Company announced the formation of US Data Centers, Inc. (“US Data Centers”), a wholly-owned subsidiary of the Company dedicated to the development of high-performance computing (“HPC”) and artificial intelligence (“AI”)-focused data centers.

With the launch of US Data Centers, the Company is creating a dedicated platform focused on delivering AI and HPC solutions, ensuring purpose-built infrastructure for the next generation of computing. As its first major initiative, US Data Centers plans to lead the transformation of the Company’s existing site in Columbiana, Alabama into a state-of-the-art Tier 3 data center designed to support next-generation AI and HPC workloads. The Company plans to begin implementing this strategy in Q2 2025.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: risk related the Company’s strategic efforts to redevelop its existing infrastructure and provide data center services for HPC and AI applications; future capital needs and uncertainty of additional financing, including to support any potential acquisitions by the Company; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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